March 17, 2025

Mo Xiaocheng
Director, President and CFO
LianSheng Group Inc
3700 Corliss Ave N
Seattle, WA 98103

       Re: LianSheng Group Inc
           Offering Statement on Form 1-A
           Filed March 11, 2025
           File No. 024-12584
Dear Mo Xiaocheng:

       This is to advise you that we do not intend to review your offering statement.

         We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Jiang Jing